Exhibit 99.4

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 7, 2018

You are receiving this notification as NexGen Energy Ltd. (the “Corporation”) is using the notice and access model for the delivery of its management information circular (the “Circular”) dated April 23, 2018 to its shareholders in respect of its annual meeting of shareholders to be held on June 7, 2018 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Circular, shareholders are receiving this notification with information on how they may access the Circular electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Corporation’s carbon footprint and it should also reduce the Corporation’s printing and mailing costs.

MEETING DATE, TIME AND LOCATION

WHEN:	June 7, 2018 2:00 p.m. (Vancouver time)	WHERE:	Rosewood Hotel Georgia 801 West Georgia Street Vancouver, BC V6C 1P7

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•	FINANCIAL STATEMENTS: To receive the audited financial statements of the Corporation for the financial year ended December 31, 2017 together with the report of the auditors thereon.

•	ELECTION OF DIRECTORS: To set the number of directors at six (6) members and to elect the directors of the Corporation for the ensuing year. See the section entitled “Setting the Number of Directors” and “Election of Directors” in the Circular.

•	APPOINTMENT OF AUDITORS: To re-appoint KPMG LLP as independent auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Appointment of Auditors” in the Circular.

•	OTHER BUSINESS: To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

SHAREHOLDERS ARE REMINDED TO VIEW THE CIRCULAR PRIOR TO VOTING. SEE BELOW FOR HOW TO VIEW THE CIRCULAR.

The Circular can be viewed online under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.nexgenenergy.ca.

HOW TO OBTAIN PAPER COPIES OF THE CIRCULAR

Shareholders may request that paper copies of the Circular be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Circular is filed on SEDAR.

Shareholders who wish to receive paper copies of the Circular may request copies by calling 1-800-841-5821 (in Canada and the United States) or by emailing ddang@nxe-energy.ca.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Circular in advance of the proxy deposit date and the Meeting. The Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of the Circular with this notification. Shareholders are able to request to receive copies of the Corporation’s annual and/or interim financial statements and relevant management’s discussion and analysis on the form of proxy or voting instruction form, as applicable.

VOTING BY PROXY

Only Shareholders of record on April 23, 2018 are entitled to receive notice of, and vote at, the Meeting.

Registered Holders who are unable to attend the Meeting are asked to return their proxies by June 5, 2018 at 2:00 p.m. (Vancouver time) using one of the following methods:

INTERNET:	Vote online at www.investorvote.com using the 15-digit control number located on the bottom left hand side of the proxy

TELEPHONE:	Call 1-866-732-VOTE (8683) toll free

MAIL:	Complete, date and sign the form of proxy and return it using the envelope enclosed to:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Beneficial Holders who are unable to attend the Meeting are asked to vote by the time specified in their voting instruction form or proxy and vote using one of the following methods:

INTERNET:	Vote online at www.proxyvote.com using the 15-digit control number located on the voting instruction form

TELEPHONE: (FRENCH)	Canada Call 1-800-474-7493 (ENGLISH) or 1-800-474-7501

U.S.            Call 1-800-454-8683

MAIL:	Complete, date and sign the voting instruction form and return it in the return envelope enclosed to:

Canada

Data Processing Centre

PO Box 2800 STN LCD Malton

Mississauga ON

L5T 2T7

U.S.

Proxy Services

PO Box

9104

Famingdale NY

11735-9533